FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934. )

Yes ____No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with

Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement of the unaudited revenue and selected operational data for the first three quarters of 2006 of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on October 19, 2006.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

Announcement

In order to enable shareholders, investors and the general public to better appraise the operational performance of the Company, the Board announces unaudited revenue and selected operational data of the Company for the first three quarters of 2006.

For the first three quarters of 2006, continuing operations of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) generated revenues of RMB64,961 million, including upfront connection fees of RMB1,901 million. Revenues from continuing operations excluding upfront connection fees were RMB63,060 million in the first three quarters of 2006, representing an increase of 2.03% over the same period in 2005.

Selected Unaudited Operational Data

	As of 30 September 2006 /For the period from 1 January 2006 to 30 September 2006	As of 30 June 2006 /For the period from 1 January 2006 to 30 June 2006
Fixed-line Subscribers (‘000)	119,454	119,412
Including: Residential	70,818	71,330
Business	11,441	11,314
Public Telephone	7,194	6,988
PHS	30,000	29,780
Net Increase of Fixed-line Subscribers (‘000)	4,125	4,084
Local Voice Usage (pulses in millions)	165,441	111,057
Local Voice Usage (excluding Internet dial-up usage) (pulses in millions)	161,213	108,107
Broadband Subscribers (‘000)	14,289	13,506
Net Increase of Broadband Subscribers (‘000)	2,814	2,031
Domestic Long Distance Calls (minutes in millions)	24,795	16,214
International Long Distance Calls* (minutes in millions)	421	263
“Personalised Ring” Service Subscribers (‘000)	12,570	10,455
Volume of PHS Short Messages (in millions)	5,904	4,025

* International long distance call volume includes calls to Hong Kong, Macau and Taiwan

As the focus of the Company’s strategic transformation and business development, in the first three quarters of 2006 the Company’s high-growth businesses, including broadband services and value-added services, continued to grow rapidly. As of September 30, 2006, the number of broadband subscribers increased by 24.5% from the end of 2005 to 14.289 million, representing a net increase of 2.814 million. The Average Revenue Per User (ARPU) of broadband services remained stable compared to the first half of this year. The number of “Personalised Ring” service subscribers grew by 84.5% from the end of 2005 to 12.570 million.

In the first three quarters of 2006, the Company’s fixed-line subscribers increased by 3.6% from the end of 2005 to 119 million, representing a net addition of 4.125 million subscribers. Fixed-line subscriber growth was mainly due to the growth of PHS business. Currently, the Company is still pushing forward the intelligence upgrade of the local access networks to speed up the full launch of services such as multi-service bundling and “same number” services across the market. This enables the Company to leverage the advantages of its capability to provide multi-faceted telecommunications services as well as extensive network resources, aiming to attract and retain fixed-line subscribers while mitigating the impact of mobile substitution.

The board of directors of the Company (the “Board”) wishes to remind investors that the above financial and operational data for the first three quarters in 2006 are unaudited. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zhang Chunjiang Chairman

Hong Kong, 19 October 2006

As at the date of this announcement, the Board comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive directors, Dr. Tian Suning, Ms. Li Liming, Mr. José María Álvavez-Pallete and Mr. Yan Yixun as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqian and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Miao Jianhua
By /s/ Mok Kam Wan

Name:	Miao Jianhua and Mok Kam Wan
Title:	Joint Company Secretaries

Date:	October 20, 2006